SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the fiscal year ended December 31, 2004

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

                         Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Rite Aid Services, L.L.C. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Rite Aid Corporation
                                30 Hunter Lane
                         Camp Hill, Pennsylvania 17011

RITE AID SERVICES, L.L.C. 401(k) PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2004 and 2003                                              2

   Statement of Changes in Net Assets Available for Benefits for the
     year ended December 31, 2004                                            3

   Notes to Financial Statements                                            4-7

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of
     Year) as of December 31, 2004                                           8

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator and Participants of
Rite Aid Services, L.L.C. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Rite Aid Services, L.L.C. 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 21, 2005

RITE AID SERVICES, L.L.C. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
------------------------------------------------------------------------------

                                                     2004               2003

ASSETS:
  Participant-directed investments                 $2,407,900        $2,067,914
                                                   ----------        ----------

  Contributions receivable:
    Employer                                              214               200
    Employee                                            2,832             2,738
                                                   ----------        ----------

           Total contributions receivable               3,046             2,938

NET ASSETS AVAILABLE FOR BENEFITS                  $2,410,946        $2,070,852
                                                   ==========        ==========


See notes to financial statements.

RITE AID SERVICES, L.L.C. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
------------------------------------------------------------------------------

ADDITIONS:
  Employee contributions                                            $ 144,406
  Settlement contributions (Note 1)                                     1,296
  Net appreciation in fair value of investments                       101,032
  Investment income                                                   104,131
                                                                   ----------

           Total additions                                            350,865

DEDUCTIONS:
  Benefit payments                                                      5,964
  Loan defaults                                                         4,807
                                                                   ----------

           Total deductions                                            10,771

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                         340,094

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                2,070,852
                                                                   ----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                     $2,410,946
                                                                   ==========


See notes to financial statements.

RITE AID SERVICES, L.L.C. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following brief description of the Rite Aid Services, L.L.C. 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to participant accounts, if any.

      Effective January 2, 2003, employees of Perry Distributors, Inc. have become employees of Rite Aid Services L.L.C., a wholly owned subsidiary of the Plan Sponsor. The Plan has continued to be recognized by the Plan Sponsor. Accordingly, all participants are provided the same benefits that were previously provided by the Plan before the creation of Rite Aid Services, L.L.C.

      Effective October 1, 2004, T. Rowe Price Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. Prior to October 1, 2004, Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. LaSalle Bank National Association serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator ("Plan Administrator") and is responsible for the preparation of the Plan's financial statements.

      Participation--Each employee who is a member of the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local 614 becomes eligible to participate in the Plan after attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

      Contributions--Each year a participant may elect to contribute up to 15% of the participant's pretax annual compensation as defined in the Plan. Participants age 50 and over may make additional pretax contributions as defined by the Plan. A participant may also contribute, or roll over, amounts representing distributions from another qualified defined benefit or defined contribution plan. Effective June 16, 2001, the Plan Sponsor ceased making contributions to the Plan pursuant to a collective bargaining agreement dated May 27, 2001. Employees continue to contribute as described above; however, there is no Plan Sponsor match.

      Two settlement agreements had been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions were made to the Plan as restorative payments, which were in addition to the contributions otherwise made to the Plan. In February 2004, restorative payments of $1,296 were made to the Plan. The restorative payments were allocated to the accounts of certain participants (as described in the settlement agreements) whose accounts under the Plan included investments in the Company common stock. The restorative payments are fully vested and have been commingled with the eligible individuals' before-tax contributions. There will be no further contributions stemming from these settlement agreements.

      Investment Options--Prior to the change in the Plan's trustee, participants were provided with the option to invest in twelve funds. Effective October 1, 2004, the Plan provided participants with the option of investing in twenty-three funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in the participant's account, or installment payments as determined by the Plan Administrator.

      Loans--A participant may elect to borrow against the participant's vested balance at a reasonable rate of interest as defined in the Plan document. A participant may borrow up to 50% of the participant's vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time, with the exception that participants may have up to two outstanding loans which were grandfathered at the time the Plan was amended to no longer allow more than one loan.

      Vesting--A participant is vested immediately in the participant's voluntary contributions, plus actual earnings (losses) thereon. Vesting in the Plan Sponsor's contributions made prior to June 16, 2001 is based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor contributions upon the participant's death, disability or attainment of normal retirement age while employed, or the occurrence of a plan termination. If not vested earlier for one of the foregoing reasons, and not subject to other exceptions described in the Plan document, a participant's account becomes fully vested upon the participant's attainment of five years of service. When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account may be reallocated to participants in the same manner as matching contributions. There were no forfeitures for the year ended December 31, 2004.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements are prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Stable Value Fund and the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 480 and 312 shares of Company common stock at December 31, 2004 and 2003, respectively.

      On July 9, 2004, the Plan began to offer the Prudential Stable Value Fund ("SVF"), which is a trust product and is comprised of a group annuity insurance product issued by The Prudential Insurance Company of America ("Prudential") and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. Prudential declares an annual interest rate on a quarterly basis and credits one-fourth of that amount on a quarterly basis. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value. The average yield was 4.71% for 2004. As of December 31, 2004, the crediting interest rate was 4.86%.

      The Plan offered, as an investment option, the Guaranteed Interest Account (the "GIA") until July 9, 2004. The GIA is a group annuity insurance product issued by Prudential. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter, which remains in effect until the end of the calendar year following the year of purchase. The GIA is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value. The average yield was 3.50% for 2004. As of December 31, 2003, the crediting interest rate was 3.00%.

      Administrative Expenses--Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2004, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks, the SVF and the GIA. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:



                                                                     December 31
                                                            ----------------------------
                                                               2004              2003
Prudential Stable Value Fund                                $1,204,787         $   -
T. Rowe Price Equity Index Trust                               266,920             -
Dodge & Cox Balanced Fund                                      255,032             -
Northern Trust Global Advisors Large-Cap Growth Fund           205,000             -
Prudential Guaranteed Interest Account                            -            1,081,248
Prudential Dryden Stock Index Fund                                -              258,194
Prudential Jennison Growth Fund                                   -              215,136
Prudential MFS Total Return Fund                                  -              214,936

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                           Year Ended
                                                          December 31,
                                                              2004
Investments:
  Mutual Funds                                              101,920
  Common Stock                                                 (888)
                                                          ---------

    Total net appreciation                                $ 101,032
                                                          =========

4.    TAX STATUS

      The Plan obtained its latest determination letter dated July 8, 2003, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants would become fully vested in their Plan Sponsor contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan, and Prudential, a former custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements. As a result of this review, in July 2001, the Plan Administrator filed a Voluntary Correction Program ("VCP") with the IRS requesting a compliance statement and approval of the correction method for operational failures identified. On August 20, 2004, the Plan Administrator received a fully executed compliance statement containing IRS approval of the correction methods submitted. The Plan Sponsor completed all corrections in accordance with the compliance statement by January 2005, thereby eliminating exposure to penalties, taxes or disqualification by the IRS.

                                    ******

RITE AID SERVICES, L.L.C. 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004
------------------------------------------------------------------------------

Identity of Issue                                   Description of Investment                Value

  *Rite Aid Corporation                      Company Stock Fund                             $  1,758
  *T. Rowe Price                             Equity Index Trust                              266,920
  *T. Rowe Price                             Retirement 2020                                  43,536
  *T. Rowe Price                             Retirement 2015                                  33,833
  *T. Rowe Price                             Extended Equity Market Index Fund                 8,531
  *T. Rowe Price                             International Equity Index Fund                   8,295
  *T. Rowe Price                             Retirement 2040                                   8,047
  *T. Rowe Price                             Retirement 2025                                   1,174
  *T. Rowe Price                             Retirement 2030                                     856
  *T. Rowe Price                             Bond Index Trust                                     47
  *Prudential                                Stable Value Fund                             1,204,787
   Dodge & Cox                               Balanced Fund                                   255,032
   Northern Trust Global Advisors            Large-Cap Growth Fund                           205,500
   Northern Trust Global Advisors            International Equity Fund                        62,454
   Northern Trust Global Advisors            Large-Cap Value Fund                             19,623
   Northern Trust Global Advisors            Small-Cap Fund                                    3,263
   Northern Trust Global Advisors            Mid-Cap Fund                                      1,671
   Pimco                                     Total Return Fund                                65,346
   Vanguard                                  Small-Cap Index Fund                              8,533
  *Participant Notes                         Loan Fund**                                     208,694
                                                                                          ----------

                                             TOTAL                                        $2,407,900
                                                                                          ==========

*Party-in-interest

**The loans range in interest rates from 5.0% to 10.5% and expire through 2021.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     RITE AID SERVICES, L.L.C. 401(k) PLAN



                                     By: /s/ Theresa G. Nichols
                                         -------------------------------------
                                         Theresa G. Nichols, not in her
                                         individual capacity, but solely as an
                                         authorized signatory for the Employee
                                         Benefits Administration Committee

Date:  June 29, 2005

                                 EXHIBIT INDEX

Exhibit
Number             Description
------             -----------
23                 Consent of Independent Registered Public Accounting Firm